

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

May 25, 2017

Michael A. Tew
Chief Executive Officer
Cannasys, Inc.
1350 17th street, Suite 150
Denver CO, 80202

   Re: **Cannasys, Inc.**
     Post-Effective Amendment No. 1 to Form S-1
     Filed May 18, 2017
     File No. 333-209333

Dear Mr. Tew:

  We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that the Form S-1 registration statement that went effective on December 22, 2016 registers 57,009,702 shares but the post-effective amendment is seeking to register an additional 98,771,000 shares. Please provide us with your analysis as to how you may register these securities by means of a post-effective amendment. Please refer to Securities Act Rule 413(a) and Securities Act Rules Compliance and Disclosure Interpretation 210.01.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Matthew Derby, Attorney-Advisor, at (202) 551-3334 or me at (202) 551-3453 with any other questions.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information Technology
and Services

cc: Terrell W. Smith
Kruse Landa Maycock & Ricks, LLC